Exhibit 12

Bank of America Corporation and Subsidiaries

Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges and Preferred Dividends

(Dollars in millions)	Nine Months Ended September 30, 2003	Year Ended December 31
		2002	2001	2000	1999	1998
Excluding Interest on Deposits

Income before income taxes	$11,958	$12,991	$10,117	$11,788	$12,215	$8,048

Equity in undistributed earnings of unconsolidated subsidiaries	(104)	(6)	(6)	(27)	(167)	162

Fixed charges:
Interest expense	3,967	5,804	9,117	13,806	10,084	9,479
1/3 of net rent expense (1)	295	383	379	368	342	335

Total fixed charges	4,262	6,187	9,496	14,174	10,426	9,814

Preferred dividend requirements	5	6	7	9	10	40

Fixed charges and preferred dividends	4,267	6,193	9,503	14,183	10,436	9,854

Earnings	$16,116	$19,172	$19,607	$25,935	$22,474	$18,024

Ratio of earnings to fixed charges	3.78	3.10	2.06	1.83	2.16	1.84

Ratio of earnings to fixed charges and preferred dividends	3.78	3.10	2.06	1.83	2.15	1.83

(Dollars in millions)	Nine Months Ended September 30, 2003	Year Ended December 31
		2002	2001	2000	1999	1998
Including Interest on Deposits

Income before income taxes	$11,958	$12,991	$10,117	$11,788	$12,215	$8,048

Equity in undistributed earnings of unconsolidated subsidiaries	(104)	(6)	(6)	(27)	(167)	162

Fixed charges:
Interest expense	7,697	11,238	18,003	24,816	19,086	20,290
1/3 of net rent expense (1)	295	383	379	368	342	335

Total fixed charges	7,992	11,621	18,382	25,184	19,428	20,625

Preferred dividend requirements	5	6	7	9	10	40

Fixed charges and preferred dividends	7,997	11,627	18,389	25,193	19,438	20,665

Earnings	$19,846	$24,606	$28,493	$36,945	$31,476	$28,835

Ratio of earnings to fixed charges	2.48	2.12	1.55	1.47	1.62	1.40

Ratio of earnings to fixed charges and preferred dividends	2.48	2.12	1.55	1.47	1.62	1.40

(1)	Represents an appropriate interest factor.